KIRKLAND LAKE GOLD ANNOUNCES MANAGEMENT CHANGES

Toronto, Ontario – November 18 2018, - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the appointments of David Soares as Chief Financial Officer and Eric Kallio as Senior Vice President, Exploration. Both appointments are effective immediately.

The Company also announced a number of internal management changes. Among the changes: John Landmark, currently Vice President, Exploration – Australia, will assume the role of Vice President, Human Resources, effective January 1, 2019; Pierre Rocque, Vice President, Canadian Operations, has been appointed Vice President, Technical Services; and Duncan King, General Manager, Canadian Operations, is appointed Vice President, Mining (Kirkland Lake). The appointments for Mr. Rocque and Mr. King are effective immediately.

In addition, Christina (“Tina”) Ouellette, Executive Vice President, Human Resources, will retire from the Company following a transition period with Mr. Landmark early in 2019. Doug Cater, Vice President, Exploration – Canada, will retire from the Company as of January 1, 2019.

David Soares brings to the Company over 15 years of finance and management experience reflecting progressively senior leadership roles with multinational mining companies, including Xstrata, Glencore and Barrick. Prior to joining Kirkland Lake Gold, Mr. Soares served as Chief Financial Officer of Baffinland Iron Mines Corporation, a joint venture between Arcelor Mittal and Nunavut Iron Ore. He has international governance experience having served as a director of national level organizations representing industry and the private sector. Mr. Soares holds a Chartered Professional Accountant designation (CPA, CA) from the Chartered Professional Accountants of Ontario, a Master of Business Administration from the Ivey Business School, and a Bachelor of Commerce from the University of Toronto.

Mr. Kallio is a geologist registered with the Association of Professional Geoscientists of Ontario (“APGO”). He has over 30 years of experience working on exploration and underground and open-pit mine planning, scoping and feasibility studies in Canada and abroad. Most recently, Mr. Kallio was Vice President, Exploration (Timmins) for Tahoe Resources Inc. since April 2016 and, prior to that, was Vice President, Exploration for Lake Shore Gold Corp. Among other corporate assignments, Mr. Kallio served in a variety of senior exploration and mine geology roles with Placer Dome, Kinross Gold, Patricia Mining Corporation, Centerra Gold and Detour Gold. He has also worked on a consulting basis for a wide range of international mining companies and is a former director of Holmer Gold Mines Limited.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: “We are very pleased to welcome David and Eric to Kirkland Lake Gold. They are both highly seasoned professionals that we expect will make significant contributions to our progress as we work to achieve our goal of a million ounces of annual gold production. With their appointment, as well as the other changes announced today, we are moving forward with a strong management team, one that is focused on operational excellence and value creation. I also want to extend a very special thanks to Tina and Doug for their significant contributions to Kirkland Lake Gold. We wish them all the best in their retirement and are pleased that we will continue to benefit from their wisdom and experience on a consulting basis.”

John Landmark, Pierre Rocque and Duncan King all bring over 30 years’ experience to their new roles. John Landmark joined Newmarket Gold Inc. in 2016 after a long career with Anglo American plc, where he was Regional Exploration Head for a number of countries, and also served in various corporate roles, including in human resources. Pierre Rocque joined the Company in 2016 from Hatch Ltd., where he served as Global Practice Director – Mining. He is a mining engineer whose experience also includes serving as Vice President Engineering for St Andrew Goldfields, Director Technical Services at Lake Shore Gold, Chief Engineer at the Red Lake, QR and Macassa mines and Manager, Mine Improvement Projects and Chief Engineer-Geotechnical at the Olympic Dam mine in Australia. Duncan King joined Kirkland Lake Gold in 2016 as Mine Manager, Macassa Mine and, more recently, was General Manager, Canadian Operations. Prior to joining the Company, he was Mine Manager for the Bell Creek Mine in Timmins, Ontario.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2018 production targeted at 655,000 – 670,000 ounces of gold from mines in Canada and Australia. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district-scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com